SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 3

                   Under the Securities Exchange Act of 1934*

                                  Salton, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    795757103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                         360 Madison Avenue, 24th Floor
                               New York, NY 10017
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Jack H. Nusbaum, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 April 18, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



------------------------------------          ----------------------------------
CUSIP No.      795757103                          Page 1 of 6 Pages
------------------------------------          ----------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               708,300
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                708,300
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            708,300
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.23%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-----------------------------------          -----------------------------------
CUSIP No.      795757103                          Page 2 of 6 Pages
-----------------------------------          ----------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC (f/k/a Third Point Management Company L.L.C.)
            ID #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               708,300
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                708,300
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            708,300
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.23%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

-----------------------------------          ----------------------------------
CUSIP No.      795757103                          Page 3 of 6 Pages
-----------------------------------          ----------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               429,800
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                429,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            429,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.78%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is being filed on behalf of Third Point LLC, a Delaware limited liability company formerly known as Third Point Management Company L.L.C. (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Offshore Fund and the Management Company, the "Reporting Persons"). This Amendment No. 3 relates to the Common Stock, par value $.01 per share, of Salton, Inc., a Delaware corporation (the "Company"), and amends the 13D filed by the Reporting Persons with respect to the Company on September 20, 2004 (together with amendments filed prior to this Amendment No. 3, the "Schedule 13D"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. This Amendment No. 3 is being filed to report a decrease of more than 1% of the beneficial ownership of the Common Stock of the Management Company and Mr. Loeb and a decrease below 5% of the beneficial ownership of the Offshore Fund. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Stock to which this Amendment No. 3 relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock, by virtue of the authority granted to the Management Company by the Funds to vote and to dispose of the securities held by the Funds.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date of this Amendment No. 3, the Management Company beneficially owns 708,300 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. The Shares represent 6.23% of the total 11,376,297 shares of Common Stock outstanding at February 4, 2005 as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended January 1, 2005.

     As of the date of this Amendment No. 3, the Offshore Fund directly beneficially owns 429,800 shares of Common Stock, which represents 3.78% of the total outstanding shares.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 708,300 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting and dispositive power over the 429,800 shares of Common Stock held by the Offshore Fund.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past sixty days prior to the date requiring the filing of this Amendment No. 3.

     Schedule B hereto sets forth certain information with respect to transactions by the Offshore Fund, at the direction of the Management Company and Mr. Loeb, in the Common Stock since sixty days prior to the date requiring the filing of this Amendment No. 3.

     All of the transactions set forth on Schedule A and Schedule B, except as may be otherwise noted therein, were effected in open market purchases on the New York Stock Exchange through the Primary Brokers.

     Except as set forth above and on Schedule A and Schedule B, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) The Offshore Fund ceased being the beneficial owner of more than 5% of the Company on April 19, 2005.


             [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK.]

                                   Schedule A
                                   ----------

     (Transactions by the Funds including the Offshore Fund in Common Stock during the past sixty days)

        Date          Transaction           Shares            Price Per Share

--------------------------------------------------------------------------------
      4/15/2005          SELL               (100,000)           2.1670
--------------------------------------------------------------------------------
      4/18/2005          SELL               (25,000)            2.1000
--------------------------------------------------------------------------------
      4/18/2005          SELL               (42,000)            2.1038
--------------------------------------------------------------------------------
      4/19/2005          SELL               (10,000)            2.1000
--------------------------------------------------------------------------------
      4/20/2005          SELL               (15,000)            2.1000
--------------------------------------------------------------------------------
      4/20/2005          SELL               (48,000)            2.0402
--------------------------------------------------------------------------------
      4/21/2005          SELL               (76,700)            1.9289
--------------------------------------------------------------------------------

                                   Schedule B
                                   ----------

             (Transactions by only the Offshore Fund in Common Stock
                           during the past sixty days)


        Date          Transaction           Shares            Price Per Share

------------------------------------------------------------------------------
      4/15/2005          SELL               (30,000)            2.1670
------------------------------------------------------------------------------
      4/18/2005          SELL               (11,000)            2.1000
------------------------------------------------------------------------------
      4/18/2005          SELL               (42,000)            2.1038
------------------------------------------------------------------------------
      4/19/2005          SELL               (10,000)            2.1000
------------------------------------------------------------------------------
      4/20/2005          SELL               (15,000)            2.1000
------------------------------------------------------------------------------
      4/20/2005          SELL               (22,200)            2.0402
------------------------------------------------------------------------------
      4/21/2005          SELL               (48,800)            1.9289
--------------------------------------------------------------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: April 21, 2005


                                        THIRD POINT LLC



                                       By:  /s/ Daniel S. Loeb
                                            ------------------------------------
                                            Name:  Daniel S. Loeb
                                            Title: Managing Member


                                        THIRD POINT OFFSHORE FUND, LTD.



                                        By:   /s/ Daniel S. Loeb
                                              ----------------------------------
                                              Name:  Daniel S. Loeb
                                              Title: Director



                                              /s/ Daniel S. Loeb
                                              ----------------------------------
                                              Daniel S. Loeb